FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

        On November 20, 2007, Crow Technologies 1977 Ltd. (the “Company”) announced that on or about December 20, 2007, the Company intends to file Form 15 with the Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

        The Company anticipates the termination of registration will become effective 90 days following the filing of the Form 15 with the SEC. Upon filing of Form 15, the Company’s obligation to file certain reports, including Form 20-F and 6k, with the SEC, will immediately be suspended. The Company’s Board of Directors unanimously decided to deregister its ordinary shares, following careful study and deliberation.

        Upon the filing of the Form 15 filing, the Company anticipates that its ordinary shares will no longer be traded on the OTC Bulletin Board but will instead be quoted over-the-counter on the Pink Sheets. However, the Company can provide no assurance that trading in the stock will continue on the Pink Sheets.

        The Board of Directors resolved to undergo deregistration of its ordinary shares after careful consideration of the advantages and disadvantages of remaining in its current registered status and concluded that the substantial out of pocket cost, as well as the significant demands on management’s time and focus, necessary to comply with SEC reporting, including the additional costs that would be required in order to comply with Section 404 of the Sarbanes-Oxley Act, outweigh the benefits in maintaining its current status. Among the factors considered were the following:

—	the ongoing burden of time, costs, and expenses, both direct and indirect, associated with the preparation and filing of the Company’s periodic reports with the SEC;

—	the increase in such burden that the Company expects to incur as a public company in light of the Sarbanes-Oxley Act of 2002, particularly complying with Section 404 of such Act;

—	the limited trading volume and liquidity of the Company's stock; and

—	the lack of analyst coverage for the Company's stock.

        Deregistration will allow management to focus its resources on implementing the Company’s objectives and position the Company to enhance long term stockholder value. The Company currently intends to update its stockholders with financial information on a regular basis by making its financial statements available on the Company’s website.

        Commenting on these developments, Shmuel Melman, Chief Executive Officer of the Company, stated: “The burden in time and costs associated with public reporting obligations have a real effect on our results. Our Board believes that stockholder value is best served through focusing on expanding our operations and developing our business rather than maintaining our current public reporting status. We currently intend to make available financial and other information to stockholders on our website, http://www.thecrowgroup.com

        Statements in this report that are not historical in nature are “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. These statements may be identified by use of words such as “believe,” “expect,” “hope,” “intend,” “estimate,” “anticipate,” “plan,” “will,” “project” and similar expressions, and include statements about the Company’s intent to deregister the ordinary shares and the Company’s expectation that its stock will be traded on the Pink Sheets.  Forward-looking statements involve risks and uncertainties that could cause actual results or events to differ materially from the Company’s expectations.  Risks and uncertainties affecting the Forward Looking Statements in this report include the need to comply with SEC regulations in deregistering the ordinary shares, the fact that trading in the Pink Sheets depends on the actions of market makers and is not within the control of the Company, the benefits of deregistration and the other factors set forth in the Company’s documents filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer